FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC TO SELL MINORITY STAKE IN
MONTAGU PRIVATE EQUITY

HSBC Bank plc, a wholly owned subsidiary of HSBC Holdings plc, has agreed to sell its 19.9% stake in Montagu Private Equity LLP (Montagu) to MLLP Holdings Limited (MLLP). MLLP, a company indirectly owned by members of Montagu's management team, will acquire consolidated gross assets of approximately £5.7m on completion.

Montagu's business was established in 1968 as a division of Midland Bank plc. MLLP acquired 80.1% of Montagu from HSBC in 2003.

Montagu has assets under management of over €4.7bn.

Media enquiries to Jezz Farr on +44 (0)20 7991 3124 or at jezz.farr@hsbc.com

Notes to editors:

1. Montagu Private Equity
Montagu is one of Europe's leading private equity companies. Headquartered in London, Montagu also has offices in Düsseldorf, Manchester, Paris, Stockholm and Warsaw. Founded in 1968, Montagu has more than 40 years' experience in investing in more than 400 transactions. The primary investment focus of Montagu is on management buyouts of companies that operate in stable markets with transaction values ranging from €100m to €1bn. Montagu has over €4.7bn of assets under management.

2. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 05 April 2012